Exhibit 99.1

Allot Announces Fourth Quarter 2024 Financial Results

Strong Double-Digit SECaaS Growth and Significant Improvement in Profitability

Hod Hasharon, Israel – February 25, 2025 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited financial results for the fourth quarter and full year of 2024.

Financial Highlights for the Fourth Quarter

•	Revenues of $24.9 million increased 2% year over year and 7% sequentially, representing a return to revenue growth;

•	Security as a Service (SECaaS) revenues continued to grow strongly, increasing 49% year-over-year to $4.8 million;

•	December 2024 SECaaS ARR* grew to $18.2 million, an increase of 43% year-over-year;

•	Non-GAAP gross margin was 69.7%, a strong improvement versus gross margin of 51.7% in the fourth quarter of last year;

•	Non-GAAP operating profit was $1.8 million, GAAP operating income was $0.3 million, versus operating losses last year;

•	Generated strong positive operating cash flow in the quarter of $4.1 million;

Management Comment

Eyal Harari, CEO of Allot, commented, “We are very pleased to report solid fourth-quarter and full year 2024 results, demonstrating that Allot is at a key inflection point in its turnaround process. Our results show renewed revenue growth and a return to profitability, with growing positive cash flow generation. Our SECaaS growth engine continued its strong performance in 2024, with high double-digit growth rates in both revenues and ARR.”

Continued Mr. Harari, “Our security-first strategy and renewed go-to-market focus are gaining strong traction and momentum.  As we recently announced, we were very excited to sign a new major agreement with Verizon Business. We are very happy that the significant Verizon Business mobile customer base will have the opportunity to sign up for Allot’s cybersecurity protection solution. This new agreement adds to the strong momentum that Allot has recently seen, including our announcements with Vodafone, O2 and MEO. These important partnerships illustrate our growing success and expand our potential for long-term recurring revenue.”

Concluded Mr. Harari, “Looking ahead to 2025, we remain focused on advancing our strategy and executing on another year of double-digit SECaaS revenue and ARR growth, and improved profitability.”

Fourth Quarter 2024 Financial Results Summary

Total revenues for the fourth quarter of 2024 were $24.9 million, a 7% increase sequentially compared with $23.2 million in the prior quarter and a 2% increase year-over-year compared with $24.3 million in the fourth quarter of 2023. .

Gross profit on a GAAP basis for the fourth quarter of 2024 was $17.1 million (gross margin of 68.5%), a 49.6% increase compared with $11.4 million (gross margin of 46.8%) in the fourth quarter of 2023.

Gross profit on a non-GAAP basis for the fourth quarter of 2024 was $17.4 million (gross margin of 69.7%), a 37.9% increase compared with $12.6 million (gross margin of 51.7%) in the fourth quarter of 2023.

Operating income on a GAAP basis for the fourth quarter of 2024 was $0.3 million, compared with an operating loss of $18.9 million in the fourth quarter of 2023.

Operating income on a non-GAAP basis for the fourth quarter of 2024 was $1.8 million, compared with an operating loss of $17.0 million in the fourth quarter of 2023.

Net income on a GAAP basis for the fourth quarter of 2024 was $0.2 million, or $0.01 income per diluted share, an improvement compared to the net loss of $18.3 million, or $0.48 loss per basic share, in the fourth quarter of 2023.

Net income on a non-GAAP basis for the fourth quarter of 2024 was $2.0 million, or $0.05 income per diluted share, an improvement compared to the non-GAAP net loss of $16.4 million, or $0.43 loss per basic share, in the fourth quarter of 2023.

Operating cash flow generated in the quarter was $4.1 million.

Full Year 2024 Financial Results Summary

Total revenues for 2024 were $92.2 million, a 1% decrease compared to $93.2 million in 2023.

Gross profit on a GAAP basis for 2024 was $63.7 million (gross margin of 69.1%), a 20.9% increase compared with $52.7 million (gross margin of 56.6%) in 2023.

Gross profit on a non-GAAP basis for 2024 was $65.1 million (gross margin of 70.6%), a 17.2% year-over-year growth compared with $55.5 million (gross margin of 59.6%) in 2023.

Net loss on a GAAP basis for 2024 was $5.9 million, or $0.15 per basic share, compared with a net loss of $62.8 million, or $1.66 per basic share, in 2023.

Net income on a non-GAAP basis for 2024 was $1.6 million, or $0.04 income per diluted share, compared with a net loss of $53.3 million, or $1.41 loss per basic share, in 2023.

Operating cash flow generated in 2024 was $4.8 million.

Cash and cash equivalents, short-term bank deposits, short-term restricted deposits, and investments as of December 31, 2024, totaled $58.8 million, versus $54.8 million as of December 31, 2023.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its fourth quarter and full year 2024 earnings results today, February 25, 2025 at 9:00 am ET, 4:00 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* SECaaS ARR – measures the current annual recurring of SECaaS revenues, which is calculated based on estimated revenues for the month of December 2024 and multiplied by 12.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$24,906	$24,342	$92,195	$93,150
Cost of revenues	7,853	12,941	28,505	40,464
Gross profit	17,053	11,401	63,690	52,686

Operating expenses:
Research and development costs, net	5,715	7,942	26,112	39,115
Sales and marketing	7,508	12,057	30,908	43,850
General and administrative	3,518	10,316	12,684	34,656
Total operating expenses	16,741	30,315	69,704	117,621
Operating profit (loss)	312	(18,914)	(6,014)	(64,935)
Financial and other income (loss), net	368	661	1,910	3,215
Profit (Loss) before income tax benefit	680	(18,253)	(4,104)	(61,720)

Tax expenses	439	96	1,765	1,084
Net profit (Loss)	241	(18,349)	(5,869)	(62,804)

Basic net profit (loss) per share	$0.01	$(0.48)	$(0.15)	$(1.66)

Diluted net profit (loss) per share	$0.01	$(0.48)	$(0.15)	$(1.66)

Weighted average number of shares used in
computing basic net loss per share	39,379,254	38,293,808	38,928,475	37,911,214

Weighted average number of shares used in
computing diluted net loss per share	41,772,402	38,293,808	40,899,294	37,911,214

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$7,853	$12,941	$28,505	$40,464
Share-based compensation (1)	(148)	(162)	(779)	(1,219)
Amortization of intangible assets (2)	(152)	(1,024)	(608)	(1,606)
Non-GAAP cost of revenues	$7,553	$11,755	$27,118	$37,639

GAAP gross profit	$17,053	$11,401	$63,690	$52,686
Gross profit adjustments	300	1,186	1,387	2,825
Non-GAAP gross profit	$17,353	$12,587	$65,077	$55,511

GAAP operating expenses	$16,741	$30,315	$69,704	$117,621
Share-based compensation (1)	(1,176)	(1,449)	(5,261)	(7,626)
Income related to M&A activities (2)	-	699	-	699
Non-GAAP operating expenses	$15,565	$29,565	$64,443	$110,694

GAAP financial and other income	$368	$661	$1,910	$3,215
Exchange rate differences*	159	(50)	502	(378)
Expenses related to M&A activities (3)	-	-	-	43
Non-GAAP Financial and other income	$527	$611	$2,412	$2,880

GAAP taxes on income	$439	$96	$1,765	$1,084
Changes in tax related items	(130)	(25)	(352)	(100)
Non-GAAP taxes on income	$309	$71	$1,413	$984

GAAP Net profit (Loss)	$241	$(18,349)	$(5,869)	$(62,804)
Share-based compensation (1)	1,324	1,611	6,040	8,845
Amortization of intangible assets (2)	152	1,024	608	1,606
Expenses related to M&A activities (3)	-	(699)	-	(656)
Exchange rate differences*	159	(50)	502	(378)
Changes in tax related items	130	25	352	100
Non-GAAP Net income (loss)	$2,006	$(16,438)	$1,633	$(53,287)

GAAP profit (Loss) per share (diluted)	$0.01	$(0.48)	$(0.15)	$(1.66)
Share-based compensation	0.03	0.04	0.16	0.23
Amortization of intangible assets	0.00	0.03	0.02	0.05
Expenses related to M&A activities	-	(0.02)	-	(0.02)
Exchange rate differences*	0.01	(0.00)	0.01	(0.01)
Changes in tax related items	0.00	0.00	0.00	0.00
Non-GAAP Net income (loss) per share (diluted)	$0.05	$(0.43)	$0.04	$(1.41)

Weighted average number of shares used in
computing GAAP diluted net income (loss) per share	39,379,254	38,293,808	38,928,475	37,911,214

Weighted average number of shares used in
computing non-GAAP diluted net income (loss) per share	42,560,457	38,293,808	42,289,637	37,911,214

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$148	$162	$779	$1,219
Research and development costs, net	301	597	1,988	3,010
Sales and marketing	310	473	1,855	2,651
General and administrative	565	379	1,418	1,965
	$1,324	$1,611	$6,040	$8,845

(2) Amortization of intangible assets
Cost of revenues	$152	$1,024	$608	$1,606
	$152	$1,024	$608	$1,606

(3) Expenses related to M&A activities
General and administrative	$-	$(699)	$-	$(699)
Finanacial expensees (income)	-	-	-	43
	$-	$(699)	$-	$(656)

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,142	$14,192
Short-term bank deposits	15,250	10,000
Restricted deposits	904	1,728
Available-for-sale marketable securities	26,470	28,853
Trade receivables, net (net of allowance for credit losses of $25,306 and $25,253 on December 31, 2024 and 2023, respectively)	16,482	14,828
Other receivables and prepaid expenses	6,317	8,437
Inventories	8,611	11,874
Total current assets	90,176	89,912

LONG-TERM ASSETS:
Severance pay fund	464	395
Restricted deposit	279	158
Operating lease right-of-use assets	6,741	3,057
Other assets	2,151	704
Property and equipment, net	7,692	11,189
Intangible assets, net	305	915
Goodwill	31,833	31,833
Total non-current assets	49,465	48,251

Total assets	$139,641	$138,163

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$946	$969
Deferred revenues	17,054	14,892
Short-term operating lease liabilities	562	1,453
Other payables and accrued expenses	17,412	22,094
Total current liabilities	35,974	39,408

LONG-TERM LIABILITIES:
Deferred revenues	7,136	7,437
Long-term operating lease liabilities	5,807	702
Accrued severance pay	946	1,080
Convertible debt	39,973	39,773
Total long-term liabilities	53,862	48,992

SHAREHOLDERS' EQUITY	49,805	49,763

Total liabilities and shareholders' equity	$139,641	$138,163

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities:

Net profit (Loss)	$241	$(18,349)	$(5,869)	$(62,804)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,145	1,638	5,613	5,536
Stock-based compensation	1,324	1,611	6,040	8,845
Amortization of intangible assets	153	1,766	610	2,596
Increase (Decrease) in accrued severance pay, net	(48)	37	(203)	116
Decrease (Increase) in other assets, other receivables and prepaid expenses	(274)	(62)	702	621
Increase in accrued interest and amortization of premium/discount on marketable securities	(223)	(305)	(1,392)	(712)
Decrease in operating leases liability	(545)	(845)	(1,644)	(3,322)
Decrease in operating lease right-of-use asset	325	681	2,174	2,686
Decrease (Increase) in trade receivables	888	9,784	(1,654)	34,273
Decrease in inventories	1,438	2,165	3,263	1,388
Decrease in trade payables	(2,178)	(2,857)	(23)	(10,692)
Increase (Decrease) in employees and payroll accruals	(1,798)	1,115	(4,358)	(1,571)
Increase (Decrease) in deferred revenues	3,265	(2,806)	1,861	(5,781)
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	(684)	1,200	(493)	(1,113)
Amortization of issuance costs of Convertible debt	50	50	200	198
Net cash provided by (used in) operating activities	4,079	(5,177)	4,827	(29,736)

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	-	(804)	703	(836)
Investment in short-term bank deposits	(15,250)	-	(24,550)	(15,900)
Withdrawal of short-term bank deposits	5,500	3,600	19,300	74,665
Purchase of property and equipment	(445)	(621)	(2,117)	(2,489)
Investment in marketable securities	(16,719)	(12,064)	(61,003)	(46,742)
Proceeds from redemption or sale of marketable securities	10,750	7,750	64,790	22,935
Net cash provided by investing activities	(16,164)	(2,139)	(2,877)	31,633

Cash flows from financing activities:

Proceeds from exercise of stock options	1	(1)	-	-
Net cash provided by (used in) financing activities	1	(1)	-	-

Increase (Decrease) in cash and cash equivalents	(12,084)	(7,317)	1,950	1,897
Cash and cash equivalents at the beginning of the period	28,226	21,509	14,192	12,295

Cash and cash equivalents at the end of the period	$16,142	$14,192	$16,142	$14,192

Non-cash activity:
Right-of-use assets obtained in the exchange for operating lease liabilities	$63	$279	$5,858	$356

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, top 10 customers as a % of revenues and number of shares

	Q4-2024		FY 2024		FY 2023
Revenues geographic breakdown
Americas	4.4	18%	14.2	15%	16.6	18%
EMEA	15.8	63%	54.0	59%	56.1	60%
Asia Pacific	4.7	19%	24.0	26%	20.5	22%
	24.9	100%	92.2	100%	93.2	100%

Revenues breakdown by type
Products	4.9	20%	30.1	33%	37.6	40%
Professional Services	2.8	11%	8.3	9%	6.1	7%
SECaaS (Security as a Service)	4.8	19%	16.5	18%	10.6	11%
Support & Maintenance	12.5	50%	37.3	40%	38.9	42%
	24.9	100%	92.2	100%	93.2	100%

Revenues per customer type
CSP	20.7	83%	75.4	82%	75.1	81%
Enterprise	4.2	17%	16.8	18%	18.1	19%
	24.9	100%	92.2	100%	93.2	100%

Top 10 customers as a % of revenues	55%		43%		47%

Non-GAAP Weighted average number of basic shares (in millions)	39.4		38.9		37.9

Non-GAAP weighted average number of fully diluted shares (in millions)	42.6		42.3		40.3

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q4-2024:	4.8
Q3-2024:	4.7
Q2-2024:	3.7
Q1-2024:	3.4
Q4-2023:	3.2

SECaaS ARR* - U.S. dollars in millions (Unaudited)

Dec. 2024:	18.2
Dec. 2023:	12.7
Dec. 2022:	9.2
Dec. 2021:	5.2